Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Washington Banking Company
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-129647, 333-72436 and 333-57431) and on Form S-3 (Nos. 333-161738 and 333-157377) of Washington Banking Company of our report dated March 12, 2010, relating to the consolidated statements of financial condition of Washington Banking Company and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, which report appears in this Annual Report (Form 10-K) for the year ended December 31, 2009.
/s/ Moss Adams llp
Portland, Oregon
March 12, 2010